SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*

                                    ev3 Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26928A 20 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 16, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------       -----------------------------------
CUSIP No. 26928A 20 0                           Page 2 of 14 pages
 --------------------------------------      -----------------------------------

---------------------------------------------- ---------------------------------
     1        NAMES OF REPORTING PERSONS
              ------------------------------------------------------------------
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg, Pincus Equity Partners, L.P.         I.R.S. #13-3986317
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                    (a) [ ]
                                                                    (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------

     4        SOURCE OF FUNDS (See Instructions)

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)   [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------- ----------- --------------------------------------------
                           7  SOLE VOTING POWER

                              -0-
----------------------- ----------- --------------------------------------------
       NUMBER OF           8  SHARED VOTING POWER
        SHARES
     BENEFICIALLY             37,401,560
     OWNED BY EACH
   REPORTING PERSON
         WITH
----------------------- ----------- --------------------------------------------
                           9  SOLE DISPOSITIVE POWER

                              -0-
----------------------- ----------- --------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                              37,401,560
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              37,401,560
------------- ------------------------------------------------------------------
     12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              76.5%

------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------       -----------------------------------
CUSIP No. 26928A 20 0                           Page 3 of 14 pages
 --------------------------------------      -----------------------------------

---------------------------------------------- ---------------------------------
     1        NAMES OF REPORTING PERSONS
              ------------------------------------------------------------------
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg Pincus & Co.                    I.R.S. #13-6358475
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                    (a) [ ]
                                                                    (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------

     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)   [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
----------------------- ----------- --------------------------------------------
                           7  SOLE VOTING POWER

                              -0-
----------------------- ----------- --------------------------------------------
       NUMBER OF           8  SHARED VOTING POWER
        SHARES
     BENEFICIALLY             37,401,560
     OWNED BY EACH
   REPORTING PERSON
         WITH
----------------------- ----------- --------------------------------------------
                           9  SOLE DISPOSITIVE POWER

                              -0-
----------------------- ----------- --------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                              37,401,560
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              37,401,560
------------- ------------------------------------------------------------------
     12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              76.5%

------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------       -----------------------------------
CUSIP No. 26928A 20 0                           Page 4 of 14 pages
 --------------------------------------      -----------------------------------

---------------------------------------------- ---------------------------------
     1        NAMES OF REPORTING PERSONS
              ------------------------------------------------------------------
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg Pincus LLC                           I.R.S. #13-3536050
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                    (a) [ ]
                                                                    (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------

     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)   [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
----------------------- ----------- --------------------------------------------
                           7  SOLE VOTING POWER

                              -0-
----------------------- ----------- --------------------------------------------
       NUMBER OF           8  SHARED VOTING POWER
        SHARES
     BENEFICIALLY             37,401,560
     OWNED BY EACH
   REPORTING PERSON
         WITH
----------------------- ----------- --------------------------------------------
                           9  SOLE DISPOSITIVE POWER

                              -0-
----------------------- ----------- --------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                              37,401,560
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              37,401,560
------------- ------------------------------------------------------------------
     12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              76.5%

------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------

                                  SSCHEDULE 13D

--------------------------------------       -----------------------------------
CUSIP No. 26928A 20 0                           Page 5 of 14 pages
 --------------------------------------      -----------------------------------

---------------------------------------------- ---------------------------------
     1        NAMES OF REPORTING PERSONS
              ------------------------------------------------------------------
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Warburg Pincus Partners LLC                  I.R.S. #13-4069737
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                    (a) [ ]
                                                                    (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------

     4        SOURCE OF FUNDS (See Instructions)

              N/A
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)   [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
----------------------- ----------- --------------------------------------------
                           7  SOLE VOTING POWER

                              -0-
----------------------- ----------- --------------------------------------------
       NUMBER OF           8  SHARED VOTING POWER
        SHARES
     BENEFICIALLY             37,401,560
     OWNED BY EACH
   REPORTING PERSON
         WITH
----------------------- ----------- --------------------------------------------
                           9  SOLE DISPOSITIVE POWER

                              -0-
----------------------- ----------- --------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                              37,401,560
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              37,401,560
------------- ------------------------------------------------------------------
     12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              76.5%

------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with two affiliated entities, "WPEP"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), Warburg Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus Partners LLC, a New York limited liability company and a subsidiary of WP ("WPP LLC", and together with WPEP, WP LLC and WP, referred to as the "Warburg Pincus Reporting Persons"). This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of ev3 Inc., a Delaware corporation (the "Company").

     The Warburg Pincus Reporting Persons are filing this Schedule 13D because they have acquired a significant ownership stake in the Company through a series of investments in and other transactions with ev3 LLC, a Delaware limited liability company and the predecessor to the Company ("ev3 LLC"), and certain of its affiliates, and also in connection with the Company's initial public offering of Common Stock (the "IPO").

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the Common Stock and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. The address of the principal executive offices of the Company is 4600 Nathan Lane North, Plymouth, Minnesota 55442.

Item 2.  Identity and Background.

     (a) This Schedule 13D is filed by the Warburg Pincus Reporting Persons. The general partner of WPEP is WPP LLC. WP is the managing member of WPP LLC. WP LLC manages WPEP. The general partners of WP and the members of WP LLC,

                               Page 6 of 14 pages
and their respective business addresses and principal occupations are set forth on Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Warburg Pincus Reporting Persons and those persons listed on Schedule I is c/o Warburg Pincus & Co., 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of WPEP is that of making private equity and related investments. The principal business of WPP LLC is acting as the general partner of WPEP and several other related partnerships. The principal business of WP is acting as the managing member of WPP LLC. The principal business of WP LLC is acting as manager of WPEP and several other related partnerships.

     (d) None of the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

                               Page 7 of 14 pages

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to a Note Contribution and Exchange Agreement (the "Contribution Agreement"), dated as of April 4, 2005, by and among the Company, ev3 Endovascular Inc., a Delaware corporation ("Endovascular"), WPEP and certain other contributors (together with WPEP, the "Contributors"), contributed (the "Contribution") to the Company certain of the demand promissory notes previously given by Endovascular to the Contributors in exchange for shares of Common Stock. WPEP received on June 21, 2005, upon the closing of the Contribution, 21,964,815 shares of Common Stock, which is equal to the aggregate principal amount of demand notes contributed by WPEP plus accrued and unpaid interest thereon through July 3, 2005, divided by $14.00, the per share initial public offering price. WPEP paid no additional consideration for the 21,964,815 shares of Common Stock.

     WPEP was also a member of ev3 LLC. Pursuant to an Agreement and Plan of Merger, dated as of April 4, 2005, by and between the Company and ev3 LLC, prior to the consummation of the IPO on June 21, 2005, ev3 LLC was merged with and into the Company (the "Merger"), with the Company surviving the Merger. In connection with the Merger, WPEP's membership interests in ev3 LLC were converted into 12,239,995 shares of Common Stock, after giving effect to a one for six reverse stock split that occurred following the Merger. WPEP paid no additional consideration for the 12,239,995 shares of Common Stock.

     WPEP purchased 3,196,750 shares of Common Stock in connection with the IPO at the per share initial public offering price of $14.00 for an aggregate purchase price of $44,754,500.

                               Page 8 of 14 pages

     All of the funds required to acquire the shares of Common Stock owned by WPEP were obtained from the working capital of WPEP. All of the shares of Common Stock acquired by WPEP were acquired within the past sixty days.

Item 4. Purpose of Transaction.

     The acquisition by the Warburg Pincus Reporting Persons of the Common Stock was effected because of the Warburg Pincus Reporting Persons' belief that the Common Stock represented, and continues to represent, an attractive investment. The Warburg Pincus Reporting Persons may from time to time acquire additional shares of Common Stock or engage in discussions with the Company concerning further acquisitions of shares of Common Stock or further investments in the Company. Such further acquisitions or investments could be material. The Warburg Pincus Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investments and business opportunities available to the Warburg Pincus Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Company.

     Pursuant to a Holders Agreement, dated as of August 29, 2003, among ev3 LLC, WPEP and certain other investors named therein (the "Holders Agreement"), the Company will be required following the merger of ev3 LLC with and into the Company to nominate and use its best efforts to have elected to its Board of Directors (a) two persons designated by WPEP and certain affiliates of The Vertical Group, L.P., a Delaware limited partnership (the "Vertical Funds") if WPEP, the Vertical Funds and

                               Page 9 of 14 pages
their affiliates collectively beneficially own more than 20% of the Common Stock and (b) one person designated by WPEP and the Vertical Funds if WPEP, the Vertical Funds and their affiliates collectively beneficially own at least 10% but less than 20% of the Common Stock. This description of certain provisions of the Holders Agreement is qualified in its entirety by reference to the copy of the Holders Agreement filed as an exhibit to the Company's Registration Statement on Form S-1, as amended (File No. 333-123851) (the "Registration Statement"), which is incorporated by reference in this Schedule 13D.

     Pursuant to an Agreement, dated February 15, 2005, by and between WPEP and the representatives of the several underwriters of the IPO (the "Lock-up Agreement"), without the prior written consent of the representatives on behalf of the underwriters, WPEP has agreed, during the period ending 180 days after June 16, 2005, subject to extension under certain circumstances, not to directly or indirectly, sell, offer, contract or grant any option to sell, pledge (including margin stock), transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the Securities Act in respect of, any shares of the Common Stock, options or warrants to acquire shares of the Common Stock or securities exchangeable or exercisable for or convertible into shares of the Common Stock, or publicly announce the intention to do any of the foregoing, whether any such transaction described above is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise. A copy of the Lock-up Agreement is attached hereto as Exhibit A.

                               Page 10 of 14 pages

     Except as set forth in this statement, none of the Warburg Pincus Reporting Persons nor, to the best of their knowledge, any person listed on Schedule I hereto or in Item 1(a) or (d) above, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) As of June 21, 2005, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own 37,401,560 shares of Common Stock, representing 76.5% of the outstanding Common Stock, based on the 48,909,653 shares of Common Stock

                                 Page 11 of 14 pages

outstanding as of June 21, 2005, the date of the Company's initial public offering, as represented by the Company in the Registration Statement.

     (b) Each of the Warburg Pincus Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the 37,401,560 shares of Common Stock it may be deemed to beneficially own.

     The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a "person" or "group" within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Warburg Pincus Reporting Persons constitute a person or group.

     (c) Other than the acquisitions described in Item 3 above, no transactions in the Common Stock were effected during the past sixty days by the Warburg Pincus Reporting Persons or any of the persons set forth on Schedule I hereto.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Warburg Pincus Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit B, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

     WPEP, the Company and certain other investors in the Company entered into a Corporate Opportunity Agreement, dated as of April 4, 2005 (the "Corporate Opportunity Agreement"). Pursuant to the Corporate Opportunity Agreement, WPEP


                              Page 12 of 14 pages
has agreed that, until WPEP and certain other investors in the Company collectively beneficially own less than 10% of the Common Stock or if the Corporate Opportunity Agreement is earlier terminated by the parties thereto, WPEP will forward any financing requests received from Micro Therapeutics Inc., a Delaware corporation ("MTI"), to the Company so that the Company may have thirty days (subject to extension upon certain circumstances) to negotiate with MTI to provide the financing requested by MTI. Additionally, WPEP has agreed that before it makes any financial investment in MTI, the Company shall have the right of first refusal to pursue a financial investment in MTI on the same proposed terms on which WPEP was prepared to invest in MTI. This description of certain provisions of the Corporate Opportunity Agreement is qualified in its entirety by reference to the copy of the Corporate Opportunity Agreement filed as an exhibit to the Registration Statement, which is incorporated by reference in this Schedule 13D.

     The Company, WPEP and certain other investors in the Company entered into a Registration Rights Agreement, dated June 21, 2005 (the "Registration Rights Agreement"), which gives WPEP and the other investors certain registration rights with respect to the Common Stock that they own. This description of certain provisions of the Registration Rights Agreement is qualified in its entirety by reference to the copy of the form of Registration Rights Agreement filed as an exhibit to the Registration Statement, which is incorporated by reference in this Schedule 13D.

Item 7.  Material to Be Filed as Exhibits.

         Exhibit  A. Agreement, dated February 15, 2005, by and among WPEP and the representatives of the several underwriters named therein.

                              Page 13 of 14 pages

          Exhibit B. Joint Filing Agreement, dated June 21, 2005, by and among the Warburg Pincus Reporting Persons.

                               Page 14 of 14 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2005                  WARBURG, PINCUS EQUITY PARTNERS, L.P.
                                             By:  Warburg Pincus Partners LLC,
                                                   its General Partner

                                                   By:  Warburg Pincus & Co.,
                                                         its Managing Member

                                           /s/ Scott A. Arenare
                                       By: -----------------------------------
                                           Name:  Scott A. Arenare
                                           Title: Partner


Dated:  June 21, 2005                  WARBURG PINCUS & CO.


                                           /s/ Scott A. Arenare
                                       By: -----------------------------------
                                           Name:  Scott A. Arenare
                                           Title: Partner


Dated:  June 21, 2005                  WARBURG PINCUS LLC


                                           /s/ Scott A. Arenare
                                       By: -----------------------------------
                                           Name:  Scott A. Arenare
                                           Title: Managing Director


Dated:  June 21, 2005                  WARBURG PINCUS PARTNERS LLC
                                                   By:  Warburg Pincus & Co.,
                                                        its Managing Member


                                           /s/ Scott A. Arenare
                                       By: -----------------------------------
                                           Name:  Scott A. Arenare
                                           Title: Partner

                                   SCHEDULE I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") is Warburg Pincus Partners LLC ("WP Partners LLC"), a subsidiary of WP. WPEP, WP Partners LLC, WP and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.



                             GENERAL PARTNERS OF WP
                             ----------------------


----------------------------------- --------------------------------------------------------------------------------------
                                                        PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                                           TO POSITION WITH WP, AND POSITIONS

            NAME                                              WITH THE REPORTING ENTITIES
----------------------------------- --------------------------------------------------------------------------------------
Joel Ackerman                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Scott A. Arenare                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Gregory Back                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
David Barr                          Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Larry Bettino                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Harold Brown                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Sean D. Carney                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mark Colodny                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Timothy J. Curt                     Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
W. Bowman Cutter                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Cary J. Davis                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Oliver M. Goldstein                 Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Michael Graff                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Patrick T. Hackett                  Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Jeffrey A. Harris                   Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------


Stewart J. Hen                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
William H. Janeway                  Partner of WP; Member and Vice Chairman of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Julie A. Johnson                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Peter R. Kagan                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Charles R. Kaye                     Managing General Partner of WP; Managing Member and Co-President of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Henry Kressel                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Joseph P. Landy                     Managing General Partner of WP; Managing Member and Co-President of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Sidney Lapidus                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Kewsong Lee                         Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Jonathan S. Leff                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Reuben S. Leibowitz                 Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Rodman W. Moorhead III              Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
James Neary                         Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Dalip Pathak                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Lionel I. Pincus                    Partner of WP; Member and Chairman of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Michael F. Profenius                Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Stan Raatz                          Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Henry B. Schacht                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Steven G. Schneider                 Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mimi Strouse                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Barry Taylor                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Christopher H. Turner               Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
John L. Vogelstein                  Partner of WP; Member and Vice Chairman of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
John R. Vrolyk                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Elizabeth H. Weatherman             Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------


David J. Wenstrup                   Partner of WP; Member and Managing Director of WP LLC
------------------------------------ --------------------------------------------------------------------------------------
Rosanne Zimmerman                   Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Pincus & Company LLC*
----------------------------------- --------------------------------------------------------------------------------------
NL & Co.**
----------------------------------- --------------------------------------------------------------------------------------

---------------------



* New York limited liability company; primary activity is ownership interest in WP and WP LLC

** New York limited partnership; primary activity is ownership interest in WP.

                                MEMBERS OF WP LLC


----------------------------------- --------------------------------------------
                                        PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                        TO POSITION WITH WP LLC, AND POSITIONS
                                        PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                        TO POSITION WITH WP LLC, AND POSITIONS
          NAME                          WITH THE REPORTING ENTITIES
 ----------------------------------- -------------------------------------------------------------------------------------
Joel Ackerman                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Scott A. Arenare                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Gregory Back                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David Barr                          Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Larry Bettino                       Member and Managing Director of WP LLC, Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Harold Brown                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Sean D. Carney                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Stephen John Coates (1)             Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mark Colodny                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Timothy J. Curt                     Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
W. Bowman Cutter                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Cary J. Davis                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Oliver M. Goldstein                 Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Michael Graff                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Patrick T. Hackett                  Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Jeffrey A. Harris                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Stewart J. Hen                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Sung-Jin Hwang (2)                  Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
William H. Janeway                  Member and Vice Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Julie A. Johnson                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Peter R. Kagan                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------



Charles R. Kaye                     Managing Member and Co-President of WP LLC; Managing General Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Rajesh Khanna (3)                   Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Henry Kressel                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Joseph P. Landy                     Managing Member and Co-President of WP LLC; Managing General Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Sidney Lapidus                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Kewsong Lee                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Jonathan S. Leff                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Reuben S. Leibowitz                 Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David Li (4)                        Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Nicholas J. Lowcock (1)             Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
John W. MacIntosh (5)               Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Rodman W. Moorhead III              Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
James Neary                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Bilge Ogut (6)                      Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Dalip Pathak                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Lionel I. Pincus                    Member and Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Pulak Chandan Prasad (3)            Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Michael F. Profenius                Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Stan Raatz                          Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Henry B. Schacht                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Steven G. Schneider                 Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Joseph C. Schull (5)                Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mimi Strouse                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Chang Q. Sun (4)                    Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Barry Taylor                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------


Christopher H. Turner               Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
John L. Vogelstein                  Member and Vice Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
John R. Vrolyk                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Elizabeth H. Weatherman             Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David J. Wenstrup                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Peter Wilson (1)                    Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Jeremy S. Young (1)                 Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Rosanne Zimmerman                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Pincus & Company LLC*
----------------------------------- --------------------------------------------------------------------------------------

(1) Citizen of United Kingdom
(2) Citizen of Korea
(3) Citizen of India
(4) Citizen of Hong Kong
(5) Citizen of Canada
(6) Citizen of Turkey


* New York limited liability company; primary activity is ownership interest in WP and WP LLC